

October 26, 2023

Le Thi Thu Thuy
Chief Executive Officer
VinFast Auto Ltd.
Dinh Vu – Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City, Vietnam

>**Re: VinFast Auto Ltd.**
>**Registration Statement on Form F-1**
>**Filed October 23, 2023**
>**File No. 333-275133**

Dear Le Thi Thu Thuy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Stacey Wong